Exhibit 99.1

                                  FUNDTECH LTD.
                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel

                                                              November 29, 2004

Dear Shareholder:

                  You are cordially invited to attend the 2004 Annual Meeting of Shareholders of Fundtech Ltd. (the "Company") on December 21, 2004 (the "Annual Meeting"), at 9:00 a.m., local time, at the Company's offices at 12 Ha'hilazon Street, 5th Floor, Ramat-Gan, Israel. We look forward to greeting those of you who can attend the Annual Meeting.

                  Holders of the Company's Ordinary Shares are being asked to vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the "Notice"). The Company's Board of Directors recommends a vote "FOR" all of the matters set forth in the Notice.

                  Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

                  At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

                  Your cooperation is appreciated.

                                                     Very truly yours,


                                                     /s/ Gideon Argov
                                                     --------------------------
                                                     Gideon Argov
                                                     Chairman of the Board

                                  FUNDTECH LTD.
                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders
of Fundtech Ltd.:

      The 2004 Annual Meeting of Shareholders of Fundtech Ltd. ("Fundtech" or the "Company") will be held at the Company's offices, located at 12 Ha'hilazon Street, 5th Floor, Ramat-Gan, Israel, on December 21, 2004, at 9:00 a.m. local time, for the following purposes:

1. To elect the panel of six (6) directors of the Company (the "Panel"), each director individually to serve until his respective successor is elected and qualified at the next annual meeting of the shareholders, subject to the following. The Panel includes Ben-Zion Zilberfarb, who is intended to be elected as an external director pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law"). If so elected as an external director, Dr. Zilberfarb shall serve for a fixed term of three years. George Lieberman, who was elected to his second term as an external director for the purpose of the Companies Law at the 2003 annual meeting will continue to serve out his second three (3) year term (until the 2006 annual meeting) as an external director of the Company and is not subject to reelection. ("Proposal 1")

2. To approve the grant to the non-employee directors of the Company, including to the Company's external directors, of new stock options to purchase Ordinary Shares of the Company. ("Proposal 2")

3. To approve an amendment to the Fundtech Ltd. 1999 Employee Option Plan (the "1999 Option Plan") to increase the aggregate number of options that may be granted pursuant to such 1999 Option Plan and the number of Ordinary Shares reserved for issuance upon exercise of the options which may be granted pursuant to such 1999 Option Plan. ("Proposal 3")

4. To appoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent certified public accountants, as auditors for Fundtech for fiscal year 2004 and to authorize the audit committee of the Board of Directors of the Company to set the remuneration for such auditors. ("Proposal 4").

5. To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

      Only shareholders of record at the close of business on November 19, 2004 (Eastern Standard Time), are entitled to receive notice of and to vote at the Annual Meeting.

      The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003. A copy of the Form 20-F is enclosed herein.

      WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

      You may revoke your proxy by filing with the Secretary of the Company a signed notice of revocation, submitting a proxy bearing a later date at any time prior to the time it is voted or by attending the Annual Meeting and voting in person.

                                   By Order of the Board of Directors,

                                   /s/ Joseph J. Aulenti
                                   -----------------------------------------
                                   Joseph J. Aulenti
                                   Senior Vice President, General Counsel
                                   and Secretary

Ramat-Gan, Israel
November 29, 2004

                                  FUNDTECH LTD.
                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel

                              --------------------

                                 PROXY STATEMENT

                              --------------------

General Information

            This proxy statement is furnished in connection with the solicitation by the Board of Directors of Fundtech Ltd., an Israeli company ("Fundtech" or the "Company"), of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on December 21, 2004, at 9:00 a.m. local time, at the Company's offices located at 12 Ha'hilazon Street, 5th Floor, Ramat-Gan, Israel, and at any adjournment or adjournments thereof (the "Annual Meeting"). This proxy statement is being furnished to holders of ordinary shares, nominal value NIS 0.01 per share ("Ordinary Shares"), of record at the close of business on November 19, 2004 (Eastern Standard Time) (the "Record Date").

            Proxies for use at the meeting are solicited by the Board of Directors. All of the expenses involved in preparing, assembling and mailing this proxy statement and the accompanying materials will be paid by the Company. In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram or by personal interviews. Such persons will receive no additional compensation for such services. The Company will reimburse brokers and certain other persons for their charges and expenses in forwarding proxy materials to the beneficial owners of Ordinary Shares.

            Gil Weiser, a director of the Company, Joseph J. Aulenti, Senior Vice President, General Counsel and Secretary, and Itzik Menashe, Controller, have each been selected as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

            All Ordinary Shares represented by properly executed proxies received at least twenty-four (24) hours prior to the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure therefor, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this proxy statement and in the discretion of one of the persons named in the proxy, on such other matters as may properly come before the Annual Meeting.

            A shareholder may revoke his, her or its proxy at any time prior to use of such proxy by delivering to the Secretary of the Company a signed notice of revocation, a later dated and signed proxy or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in itself constitute the revocation of the proxy.

            This proxy statement is accompanied by Fundtech's Annual Report on Form 20-F to the shareholders for the fiscal year ended December 31, 2003. A form of Proxy Card for use at the Annual Meeting and return envelope for the Proxy Card are enclosed. This proxy statement and the accompanying Proxy Card and ancillary documents are being furnished to shareholders on or about November 29, 2004.

Shareholders Entitled to Vote

            Shareholders of record owning Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Annual Meeting. On the Record Date, there were 14,581,303 Ordinary Shares outstanding, with each Ordinary Share entitled to one vote per share on each matter submitted to shareholders for consideration at the Annual Meeting.

Quorum; Required Vote

            The presence, in person or by proxy, of at least two holders of record holding at least thirty three and a third percent (33 1/3%) of the issued and outstanding Ordinary Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum and is necessary to hold the Annual Meeting.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for each of the proposals set forth in this proxy statement; provided, however, that the ordinary resolution with respect to the election of Dr. Zilberfarb as an external director ("Proposal 1") shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the "Non-Controlling Shareholders"), represented and voting, approve such ordinary resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such ordinary resolution does not exceed one percent (1%) of the outstanding Ordinary Shares of the Company.

            On each matter submitted to shareholders for consideration at the Annual Meeting, only Ordinary Shares that are voted in favor of such matter will be counted towards approval of such matter. Holders of Ordinary Shares that are present at the Annual Meeting but do not vote for a particular matter or holders of Ordinary Shares represented by proxy where the shareholder properly withheld authority to vote for such matter (including broker non-votes) will not be counted toward approval of such matter.

            A broker non-vote occurs when a nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted as present in determining if a quorum is present.

                       PROPOSAL 1 - ELECTION OF DIRECTORS

            The Articles of Association of the Company provide that our Board of Directors shall be composed of between 5 and 7 directors. In addition, the Board of Directors has formed a Nominating Committee of the Board of Directors which is charged with the duty to evaluate candidates for positions on the Board of Directors. At this time and based on the recommendation of the Nominating Committee, the Board of Directors is recommending six (6) persons set forth below to serve as directors of the Company (the "Panel"), in addition to George Lieberman, a current external director of the Company, who is not subject to reelection at this Annual Meeting. All of the nominees currently serve as directors of the Company and, if elected by the shareholders, shall serve as directors until the close of the next annual meeting, provided that if elected as an external director, Dr. Zilberfarb shall hold office for a period of three years following his election, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company and the Companies Law 5759-1999 (the "Companies Law"). George Lieberman was previously elected as an external director of the Company for the purpose of the Companies Law and will continue to serve as an external director for the remainder of his three (3) year term ending on the date of the 2006 Annual Meeting. Accordingly, Mr. Lieberman will not stand for reelection at this Annual Meeting.

            Each of the nominees has consented to being named in this proxy statement and the Company is not aware of any reason why such person will not serve as a director if elected. Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Annual Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

                  INFORMATION CONCERNING DIRECTORS AND NOMINEES

Nominees For Director

            The following table lists the name, age and positions with the Company of each of the nominees and the month and year in which each director was first elected.

                                                                                          Served as
              Name                    Age          Position with the Company            Director Since
--------------------                  ---      -------------------------------          --------------
Gideon Argov                           48      Chairman of the Board, Director          July 2003

Reuven Ben Menachem                    44      Director and Chief Executive             April 1993
                                               Officer

Yaffa Krindel                          50      Director                                 February 2004

Stanley Stern                          47      Director                                 July 2003

Gil Weiser                             63      Director                                 July 2000

Ben-Zion Zilberfarb[1]                 55      Director                                 January 2002

--------
1     Being nominated to serve as an external director under the Companies Law.

            Gideon Argov was elected Chairman of the Board of Directors in July 2003. Mr. Argov is currently serving as the Managing Director, Operations of Parthenon Capital, a private equity partnership based in Boston, Massachusetts. Prior to joining Parthenon Capital, between 1991 and 2000, Mr. Argov served as Chairman, CEO and President of Kollmorgen Corporation, a global leader in industrial automation specializing in electronic motion control and servo systems, located in Waltham, Massachusetts. From 1988 to 1991, he served as CEO of High Voltage Engineering Corporation, a private manufacturing corporation based in Burlington, Massachusetts. Mr. Argov was employed by Bain and Company from 1983 to 1988. Presently, he serves on the boards of TransTechnology Corporation, Amazys Holding AG and Helix Technologies. Mr. Argov has earned an M.B.A. from Stanford University, as well as a B.A. in Economics from Harvard University.

            Reuven Ben Menachem, a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993. He served as Chairman of the Board of Directors of the Company from August 1998 to July 2003. Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a Product Manager. From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel. Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

            Yaffa Krindel was elected as a director on February 12, 2004. She is currently serving as a partner in the Herzlia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Ms. Krindel joined Star in 1997 as the managing partner of Star in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the boards of OrSense Ltd., Trivnet Inc., and Broadlight Incorporated. Ms. Krindel has earned M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

            Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He is a member of the Boards of Directors for Zen Research PLC, Interregnum PLC, Diamond.com and the EON Company. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

            Gil Weiser has served as a director of Fundtech since July 2000 and as a consultant to BBP, the Company's i Swiss subsidiary since May 2001. Mr. Weiser is presently serving as Chairman of various boards and has other affiliations with a number of other Israeli high-tech companies since December 2000. In addition, Mr. Weiser has served as a director of the Tel Aviv Stock Exchange since January 2001. From 2000 until 2001, Mr. Weiser served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank located in Tel Aviv, Israel. From early 1999 until the Spring of 2000, Mr. Weiser served as the General Manager of Hewlett Packard (Israel), a distributor of Hewlett Packard products and services located in Tel Aviv, Israel. Prior to serving as General Manager of Hewlett Packard (Israel), Mr. Weiser served from 1995 until 1998 as President and Chief Executive Officer of Computation and Measurement Systems Ltd. (CMS) located in Tel Aviv, the Israeli representative of Hewlett Packard. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions for complex data operations in heterogeneous computing environments located in Haifa, Israel. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel located in Herzlia, a wholly owned subsidiary of Digital Equipment Corporation. Mr. Weiser has and continues to hold significant public positions including Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center. Presently he serves as Chairman of the Executive Board of Haifa University, one of the leading institutions of higher education in Israel. Mr. Weiser has earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

            Ben-Zion Zilberfarb has served as an external director since his election to the Board of Directors in January 2002. Dr. Zilberfarb has served as a Professor of Economics since 1988 and head of the A. Meir Center for Banking since the fall of 2000, at Bar-Ilan University located in Ramat-Gan, Israel. Dr. Zilberfarb also served as the Director General of the Ministry of Finance from March 1998 until July 1999 and as Chairman of the Board of Euro-Trade Bank from March 2000 until April 2001. Dr. Zilberfarb has served on various government committees since 1982, including most recently, as a member of the committee to privatize El Al Airlines, and as a member of the U.S. Israel Bi-national Science Foundation. From January 1989 until February 1998, Dr. Zilberfarb served as the Chairman of the Investment Committee of Bank Leumi Provident Funds, a mutual fund located in Tel Aviv, Israel and as a consultant to several other financial institutions and several government and regulatory authorities including the Israel Securities Authority and the Bank of Israel. Dr. Zilberfarb served as Chairman of the Board of Directors of Karnit Insurance Co. from 1998 until 2002. Presently he is on the Board of Directors of Partner Communications and chairman of the investment committee of Clal Gemel (provident funds and study funds of Clal Insurance Company). Dr. Zilberfarb has earned a Ph.D. in Economics from the University of Pennsylvania and both an M.A. and a B.A. in Economics from Bar-Ilan University.

Alternate Directors

            The Articles of Association of Fundtech provide that a director may, by written notice to the Company, appoint any individual to serve as an alternate director, so long as such individual does not already serve as a director or alternate director of the Company. Any alternate director will have all of the rights and obligations of the director who appoints him or her. The alternate director may not act at any meeting at which the director who appoints him or her is present. Unless the time period or scope of any such appointment is limited by the written instrument appointing him or her, the appointment will be effective for all purposes and for an indefinite period. All appointments expire upon the expiration of the term of the appointing director.

Delegation of Power

            Subject to the limitations set forth in the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

External Directors

            Under the Companies Law, a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under such person's control, has, as of the date of the person's election as an external director, or had, during the two years preceding such election, any affiliation with the company, any person or entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes:

      o     an employment relationship;
      o     business or professional relationship maintained on a regular basis;
      o     control; and
      o     service as an office holder.

            A person may not serve as an external director if the person's other duties or responsibilities create, or may create, a conflict of interest with the person's responsibilities as an external director or may adversely impact such person's ability to serve as an external director.

Independent Directors

            Fundtech's Ordinary Shares are listed for quotation on The NASDAQ National Market and are subject to the rules of The NASDAQ National Market applicable to quoted companies. Under the NASDAQ rules, we are required to appoint a sufficient number of independent directors for them to constitute a majority. The independence standard under the NASDAQ rules exclude any person
(i) who is an officer or employee of the Company or its subsidiaries, or (ii) that the Board of Directors believes has a relationship that would interfere with such individual's independent judgment as a director. Additional circumstances that preclude an individual from serving as an Independent Director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family of consulting compensation in excess of $60,000 per annum. Gideon Argov, Stanley Stern, Yaffa Krindel, George Lieberman, Gil Weiser, and Ben-Zion Zilberfarb qualify as independent directors and meet the independence standards set forth in the NASDAQ rules.

            THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO ELECT THE PANEL AS DIRECTORS OF THE COMPANY AND BEN-ZION ZILBERFARB AS AN EXTERNAL DIRECTOR PUSUANT TO THE PROVISIONS OF THE COMPANIES LAW.

               PROPOSAL 2 - APPROVAL OF THE GRANT OF STOCK OPTIONS
                    TO NON-EMPLOYEE DIRECTORS OF THE COMPANY

            The Company's success depends to a significant extent on the past, present and future performance of its non-employee directors. The loss of the services of such non-employee directors could have an adverse effect on the Company. In recognition of the importance of these non-employee directors to the Company, the Board of Directors and its Compensation and Audit Committees are recommending, subject to the approval of the shareholders of the Company, the grant of stock options to said non-employee directors under the general terms of the Company's Directors' Option Plan, for an exercise price and on a vesting schedule to be determined at the discretion of the Compensation Committee, the Audit Committee and the Board of Directors, in the following amounts:

For services during 2004[2]:

Director                    Number of Options

Yaffa Krindel               10,000

For services during 2005:

Director                    Number of Options

Gideon Argov                10,000

Yaffa Krindel               10,000

George M. Lieberman         10,000

Stanley Stern               10,000

Gil Weiser                  10,000

Ben-Zion Zilberfarb         10,000

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above grant of stock options to the Company's directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE GRANT OF STOCK OPTIONS TO THE NON-EMPLOYEE DIRECTORS OF THE COMPANY.

----------
2 Ms. Krindel was elected to fill a director vacancy on February 12, 2004 and has served as a director and member of the Audit Committee since that date. As her appointment occurred after the 2003 annual shareholders meeting, Ms. Krindel did not receive stock options for her 2004 services, while all other directors were granted options approved at the 2003 annual shareholders meeting.

        PROPOSAL 3 - TO APPROVE AN AMENDMENT TO THE COMPANY'S 1999 OPTION
  PLAN TO INCREASE THE AGGREGATE NUMBER OF OPTIONS AVAILABLE FOR GRANT AND THE
   RESPECTIVE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF
     SUCH OPTIONS UNDER THE COMPANY'S 1999 OPTION PLAN BY A TOTAL OF 500,000

            Fundtech has used the 1999 Option Plan as means of attracting and retaining highly qualified employees by aligning the employees' interest with those of Fundtech's other shareholders. The common practice for companies in high-tech industries, many of which compete with the Company for attracting and retaining highly qualified employees, is to offer such employees options to purchase a large number of shares of the capital stock of such companies. The Board of Directors is seeking to increase the number of options authorized to be granted under the 1999 Option Plan as well as the number of Ordinary Shares available for issuance upon exercise of such options in order to allow the Company to remain competitive with such other companies in attracting and retaining highly qualified employees by granting such employees options to purchase a larger number of Ordinary Shares. Additionally, the Board of Directors notes the acquisitions of Cashtech and Datasphere, announced on October 28, 2004 which expand the pool of employees eligible for stock options.

            The Board of Directors is proposing that the shareholders vote to approve an amendment to the 1999 Option Plan to increase the aggregate number of options that may be granted pursuant to the 1999 Option Plan and the number of Ordinary Shares reserved for issuance upon exercise of the options granted pursuant to such 1999 Option Plan by 500,000 options/Ordinary Shares, to a total of 3,155,815 options/Ordinary Shares.

Terms of the 1999 Option Plan

            The 1999 Option Plan was adopted in September 1999. The vesting period and expiration period for options granted under the 1999 Option Plan are determined by the Compensation Committee, Audit Committee and the Board of Directors at the time of the grant. The options generally vest over a period of between three and four years and expire between five and ten years from the date of grant. As of November 5, 2004, 2,655,815 Ordinary Shares were reserved and allocated to the 1999 Option Plan. Of the 2,655,815 options available for grant under the 1999 Option Plan, as of November 5, 2004, 1,876,158 options were outstanding, 267,176 options have been exercised, and 512,481 options remain available to be issued.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the amendment to the 1999 Option Plan to increase the number of options which may be granted pursuant to the 1999 Plan as well as the number of Ordinary Shares reserved for issuance upon exercise of the options granted pursuant to the 1999 Option Plan by 500,000.

            THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE INCREASE BY 500,000 (TO A TOTAL OF 3,155,815) IN THE NUMBER OF OPTIONS THAT MAY BE GRANTED PURSUANT TO THE 1999 OPTION PLAN AS WELL AS THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS GRANTED PURSUANT TO THE 1999 OPTION PLAN.

 PROPOSAL 4 - APPOINTMENT OF AUDITORS AND AUTHORIZING THE AUDIT COMMITTEE OF
        THE BOARD OF DIRECTORS TO SET THE REMUNERATION FOR SUCH AUDITORS

            Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors, audited the financial statements of the Company for the year ended December 31, 2003, contained in the Company's Annual Report on Form 20-F. The audit services consisted of the firm's audit of and report on such financial statements of the Company and other matters consistent with the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated by the United States Securities and Exchange Commission.

            Based upon the recommendation of the Audit Committee, the Board of Directors recommends that Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors, be appointed as auditors for the Company for the fiscal year ending December 31, 2004.

            The Board of Directors is seeking (i) the approval of the shareholders, as required by the Companies Law, for the appointment of Brightman Almagor & Co. as the independent auditors of the Company for the fiscal year ending December 31, 2004, and (ii) the authorization of the shareholders for the Audit Committee of the Board of Directors to enter into an agreement to pay the fees of Brightman Almagor & Co. as independent auditors of the Company on terms customary for the Israeli market as will be finalized by the Board of Directors.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the appointment of Brightman Almagor & Co. as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to enter into an agreement with Brightman Almagor & Co. with respect to the fees for its services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" (I) THE APPROVAL OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004, AND (II) THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO ENTER INTO AN AGREEMENT TO PAY THE FEES OF BRIGHTMAN ALMAGOR & CO. AS INDEPENDENT AUDITORS OF THE COMPANY.


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

                        ADDITIONAL MATTERS FOR DISCUSSION
  CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE
                          YEAR ENDED DECEMBER 31, 2003

At the Annual Meeting, the Directors will review the management's report on the business of the Company for the year ended December 31, 2003, as presented in the Company's Annual Report for the year ended December 31, 2003, and will answer appropriate questions relating thereto.


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

                                 OTHER BUSINESS

            The Board of Directors of the Company at present, knows of no other business to be brought before the Annual Meeting other than those items mentioned in the attached Company's Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

                           By Order of the Board of Directors,

                           /s/ Joseph J. Aulenti

                           Joseph J. Aulenti
                           Senior Vice President, General Counsel and Secretary

Ramat-Gan, Israel
November 29, 2004

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